UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

We would like to inform shareholders that the 5th Ordinary General Meeting will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2004 are cordially invited to attend the Annual General shareholders’ Meeting.

1. Date and Time: 10 a.m. on March 29, 2005 (Tuesday)

2. Place: GRAVITY Conference Room (4 F/L)
          located at Shingu Bldg. 620-2 Shinsa-Dong, Gangnam-gu, Seoul,
Korea

3. Agenda

   a)  Items to be reported:  business report and audit report

   b)  Agenda to be proposed for resolution

Agendum 1 : Approval of Balance Sheet, Income Statement and Statement of the
Appropriation of Retained Earnings for the 5th Fiscal Year (2004.1.1~2004.12.31)

Agendum 2 : Election of Directors
            2-1. Election of Outside Director
            2-2. Election of Outside Directors as Audit Committee Members
            2-3. Election of Standing Director

Agendum 3 : Approval for the Ceiling Amount of Total Remuneration for Directors
in the 6th Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 03/14/2005	By:	Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	CFO